FORM 4

☐ **Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See Instruction 1(b).*

Print or Type Responses

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
DeBoer, Jeffrey B.	**Lithia Motors, Inc. LAD**	_____ Director _____ 10% Owner **X** Officer (give _____ Other (specify title below) below)
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year **03/17/2003**	**Senior Vice President, CFO**
360 E. Jackson St.			
(Street)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
Medford, OR 97501			**X** Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)			

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Class A Common	02/27/2003		I4		397.00	A	$12.61	1,061.00	I	By 401(k)
Class A Common								6,800.00	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Over)

SEC 1474 (9-02)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Class B Common	$0.00							N/A	N/A	Class A Common	1,871.00		1,871.00	I	By Custodian For Child
Class B Common	$0.00							N/A	N/A	Class A Common	66,348.00		66,348.00	I	Interest owned by a LLC
Stock Option (1997) (NQ) (right to buy)	$1.00							(1)	12/31/2005	Class A Common	727.00		727.00	D	
Stock Option (2000a) (NQ) (right to buy)	$16.75								01/06/2010	Class A Common	6,750.00		6,750.00	D	
Stock Option (2002nq) (right to buy)	$15.13							12/26/2007	12/26/2012	Class A Common	8,000.00		8,000.00	D	
Stock Option (1997bj) (NQ) (right to buy)	$10.75							(2)	03/03/2005	Class A Common	14,000.00		14,000.00	D	
Stock Option (1998bj) (NQ) (right to buy)	$14.75							01/01/2003	12/31/2005	Class A Common	4,000.00		4,000.00	D	
Stock Option (1999bj) (NQ) (right to buy)	$16.50							01/01/2004	01/01/2009	Class A Common	4,000.00		4,000.00	D	
Stock Option (2000aj) (NQ) (right to buy)	$16.75							(3)	01/06/2010	Class A Common	13,250.00		13,250.00	D	

Explanation of Responses:

See attached statement

03/17/2003

_____
** Signature of Reporting Person

Cliff E. Spencer, Attorney in Fact for Jeffrey B. DeBoer

_____
Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

Page 2

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(*e.g.*, **puts, calls, warrants, options, convertible securities**)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (2000bj) (NQ) (right to buy)	$16.75							01/06/2005	01/06/2010	Class A Common	4,000.00		4,000.00	D	
Stock Option (2001) (NQ) (right to buy)	$1.00							12/26/2005	12/26/2010	Class A Common	8,000.00		8,000.00	D	
Stock Option (2001nq) (right to buy)	$19.24							12/26/2006	12/26/2011	Class A Common	8,000.00		8,000.00	D	

Explanation of Responses:

See attached statement

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
    see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.

/s/ Cliff E. Spencer

03/17/2003

** Signature of Reporting Person

Date

**Cliff E. Spencer, Attorney in Fact for
Jeffrey B. DeBoer**

Page 2

DeBoer, Jeffrey B.

360 E. Jackson St.

Medford, OR 97501

Explanation of responses:

(1)   **The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.**

(2)   **Beginning on the1st anniversary of the grant date, the options vest as to 20% of the total grant on each of the 1st through the 5th anniversaries.**

(3)   **The options vest as follows: 3,402 on 1/6/01; 3,402 on 1/6/02; 2,447 on 1/6/03; 2,029 on 1/6/04; and 1,970 on 1/6/05.**